

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 1, 2015

Via E-mail
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

> Re: Ramius Archview Event Credit Feeder Fund
>   File Nos. 333-204740 and 811-23065

Dear Mr. Horowitz,

On June 5, 2015, you filed a registration statement on Form N-2 for Ramius Archview Event Credit Feeder Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

GENERAL

1. On June 12, 2015, we provided comments to you on a registration statement filed on Form N-2 for Ramius Archview Event Credit Fund (the "Master Fund") (File Nos. 333-204148 and 811-23056). To the extent that our comments with respect to the Master Fund apply to the same or similar disclosure in the Fund's registration statement, please respond to those comments as they pertain to the Fund.

2. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

3. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

4. Please state in your response letter whether FINRA will review, or has reviewed, the proposed distribution terms and arrangements of the transactions described in the registration statement.

PROSPECTUS

Cover page

5. <u>Distribution</u>. The Master Fund appears to be available through Registered Investment Advisors, while the Feeder Fund is available through "Selling Agents," which include brokers or dealers. Please address this apparent inconsistency.

6. <u>Advisers</u>. Please clarify in the disclosure that the Fund does not have its own investment adviser.

Prospectus Summary – Investment Program – Investment Strategy (pp. 1-2)

7. Please consider deleting the third sentence in the first paragraph, which is redundant with the first sentence in the same paragraph.

Prospectus Summary – Advisory Fee; Incentive Fee (pp. 7-8)

8. When stating that that the Fund and its Shareholders are "indirectly subject" to the Master Fund's advisory fee and incentive fee, please more clearly explain that such fees are passed through to, and paid by, the shareholders of all feeder funds that invest in the Fund on a proportionate basis.

Prospectus Summary – Distribution of Shares (pp. 10-11)

9. The disclosure indicates that the Adviser will select the Distributor and may retain unaffiliated brokers, dealers, and financial advisers to act as selling agents for the distribution of Fund shares. The "Plan of Distribution" section of the prospectus (page 80) also indicates that the Adviser may pay additional compensation out of its own resources to the Distributor and certain selling agents for sales and wholesaling support. Please explain supplementally how the Adviser may act in this capacity as the Adviser has no direct relationship with the Fund.

Prospectus Summary – Expense Limitation Agreement (p. 11)

10. When defining "Specified Expenses" in the first paragraph, please revise the definition to omit the "Fund's organizational expenses" or, alternatively, confirm supplementally that the definition provided in the prospectus for the Master Fund (and in the actual Expense Limitation Agreement) has been revised to include such expenses.

Prospectus Summary – Repurchases of Shares by the Fund (pp. 14-15)

11. The first and fourth paragraphs indicate that the Adviser will recommend to the Board that the Fund conduct a repurchase offer. Although the Fund and the Master Fund will conduct simultaneous repurchase offers, please explain supplementally why the Adviser, who will not be an investment adviser to the Fund, will be advising the Board on Fund matters.

12. Please revise the statement in the first paragraph that any repurchase offer by the Fund will be made in an amount not to exceed 25% of the Fund's net asset value to state that this limit will be based on the net asset value of the *Master Fund*. Please make corresponding changes to "Repurchases and Transfers of Shares – Repurchases of Shares" on pages 64-67 of the prospectus.

13. The second paragraph indicates that the Master Fund may borrow money or issue debt obligations to finance its repurchase obligations in connection with a repurchase offer. Please confirm supplementally that this disclosure will be included in the prospectus for the Master Fund.

14. Please clarify in the disclosure whether the 2% early repurchase fee will be imposed on the basis of the net asset value of the Fund or of the Master Fund, and whether the amount of the fee will be retained by the Fund or by the Master Fund. Please make corresponding changes to "Repurchases and Transfers of Shares – Repurchases of Shares" on pages 64-67 of the prospectus. Further, if the fee will be assessed at the Fund level, then please confirm supplementally that corresponding changes will be made to the prospectus for the Master Fund.

Summary of Fees and Expenses (pp. 23-24)

15. Please confirm supplementally that any expected dividend and interest expenses associated with short sale transactions either directly *or through the Master Fund's expenses* (*e.g.*, dividends paid on the stocks sold short) will be included in the Fund's fee table as part of "Other Expenses."

16. Footnote 6 to the fee table in the Master Fund prospectus states that Annual Net Expenses include expenses excluded from the Master Fund's contractual fee waiver. Please provide a corresponding footnote to the fee table in the Fund prospectus. Additionally, please disclose, if true, that Annual Net Expenses include expenses excluded from the *Fund's* contractual fee waiver.

Use of Proceeds (pp. 24-25)

17. Please define the phrase "subscription date" as referenced in the second paragraph.

Types of Investments and Related Risks – Other Risks – Distributions In-Kind (p. 48)

18. The prospectus states that there can be no assurance that the Fund will have sufficient cash or be able to liquidate its holdings to pay for the repurchase of Fund Shares, and that the Advisers may seek to dispose of the Fund's securities through a distribution in-kind to the Fund's Shareholders. Because the Fund's portfolio holdings will consist primarily of Master Fund shares, and because the Fund and the Master Fund will conduct a simultaneous repurchase offer, please revise the discussion to clarify that the Master Fund may make an in-kind distribution of its portfolio holdings to the Fund, which, in turn, will make payment in-kind to Fund Shareholders.

Fund and Master Fund Expenses (pp. 53-55)

19. The prospectus describes the expenses of the Master Fund for which the Fund and its Shareholders will be indirectly responsible. With respect to the Fund's direct expenses, however, the prospectus merely states that "Fund Shareholders will incur all expenses incurred directly by the Fund, including, but not limited to, the Distribution and Shareholder Servicing Fee." Please explain with more specificity the type of expenses the Fund may directly incur. *See* Item 9.1.f of Form N-2.

Calculation of Net Asset Value (pp. 57-59)

20. Please review the discussion regarding the valuation of securities, including the Adviser's valuation process, fair value determinations, and investments in exchange-traded securities, and clarify that the discussion pertains to the investments of the Master Fund. As indicated, all of the Fund's assets, other than de minimis amounts of cash or cash equivalents to meet certain ongoing expenses, will be invested in the Master Fund.

Repurchases and Transfers of Shares – Repurchases of Shares (pp. 64-65)

21. The last sentence of the second paragraph states that the Master Fund may need to suspend or postpone repurchase offers if it is unable to dispose of its interests in Investment Funds in a timely manner. Please confirm supplementally that this disclosure will be included in the prospectus for the Master Fund. Additionally, please define the term "Investment Funds."

STATEMENT OF ADDITIONAL INFORMATION

Repurchases and Transfers of Shares – Repurchase Offers (p. 2)

22. The disclosure indicates that repurchase offers by the Fund will be conducted in parallel with similar repurchase offers made by the Master Fund, and that "[e]ach such similar offer by the Master Fund with respect to shares of the Master Fund will generally apply to up to 5% of the net assets of the Master Fund." Please reconcile this disclosure with statements in the prospectuses for the Fund and the Master Fund indicating that repurchase offers may be made in an amount up to 25% of the Master Fund's net asset value.

PART C

23. Please include the Code of Ethics of the Master Fund as an exhibit to the pre-effective amendment to the registration statement.

* * * * *

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to call me at (202) 551-8045. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Staff Attorney